

September 2, 2010

Dr. Renato Fassbind
Chief Financial Officer
Credit Suisse Group AG
Paradeplatz 8, P.O. Box 1
CH 8070 Zurich, Switzerland

> **Re: Credit Suisse Group AG**
> **Form 20-F for the year ended December 31, 2009**
> **Filed March 26, 2010**
> **File No. 001-15244**

Dear Dr. Fassbind:

We have reviewed your letter dated August 16, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2009

Economic Capital

1.   We note your response to comment 5 in our letter dated July 20, 2010. Please expand the description of enhancements to your economic model methodology to more clearly explain the changes that were made. For example:

- explain the meaning of the term "spread shocks;"

- clarify the phrase "enhanced capture of basis risks" and explain how this change relates to the dislocation between cash and synthetic instruments;

- define the term "diversification benefit" and clarify how it relates to higher correlations across asset shocks; and

- briefly describe the nature of enhancements to the calculation of private banking and retail lending position risks.

Provide this disclosure in future filings and tell us how you plan to comply.

Risk Limits

2.   We note your response to comment 6 in our letter dated July 20, 2010. Please tell us how many times your Capital Allocation & Risk Management Committee risk limits were exceeded and for each instance, how long. Tell us how these excesses were addressed, either through remediation or through approval by senior management. Confirm you will provide similar disclosure in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Adam Turk at (202) 551-3657 or Karen Garnett at (202) 551-3785 with any other questions.

Sincerely,

Daniel L. Gordon
Branch Chief